Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) and related Prospectus of Corrections Corporation of America for the registration of $350,000,000 of 4.625% Senior Notes due 2023 and to the incorporation by reference therein of our reports dated February 27, 2013, with respect to the consolidated financial statements of Corrections Corporation of America and subsidiaries (the “Company”), and the effectiveness of internal control over financial reporting of the Company, included in its Annual Report (Form 10-K) for the year ended December 31, 2012, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Nashville, Tennessee

June 3, 2013